Report of Independent Registered Public
Accounting Firm

The Board of Trustees and Shareholders of
Dreyfus Investment Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that Dreyfus Diversified Emerging Markets Fund, Dreyfus/The Boston Company Small Cap
Growth Fund, Dreyfus/The Boston Company Small Cap
Value Fund, Dreyfus/The Boston Company Small/Mid Cap
Growth Fund, Dreyfus Tax Sensitive Total Return Bond
Fund and Dreyfus/Newton International Equity Fund (collectively, the "Funds"), each a series of Dreyfus Investment Funds, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 2017, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the
standards of the American Institute of Certified Public
Accountants and, accordingly, included examining, on a
test basis, evidence about the Funds' compliance with those
requirements and performing such other procedures as we
considered necessary in the circumstances.  Included
among our procedures were the following tests performed
as of September 30, 2017, and with respect to agreement of
security purchases and sales, for the period from February
28, 2017 (the date of the Funds' last examination) through
September 30, 2017:
1.	Count and inspection of all securities located in the vault of
The Bank of New York Mellon (the "Custodian") in Jersey
City, NJ.

2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees, if any;
3.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds' securities to the books and
records of the Funds and the Custodian;
5.	Confirmation of all repurchase agreements, if any, with
broker(s)/bank(s) and/or agreement of corresponding
subsequent cash receipts to bank statements and agreement
of underlying collateral with the Custodian records, if any;
6.	Agreement of pending purchase and sale activity for the
Funds as of September 30, 2017, if any, to documentation of corresponding subsequent bank statements;


7.	Agreement of five security purchases and five security
sales or maturities, or all purchases, sales or maturities, if fewer than five occurred since the date of the last examination, from the books and records of the Funds to corresponding bank statements;

8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report ("SOC 1 Report") for the period October 1, 2016 to September 30, 2017 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2017, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of Dreyfus
Investment Funds, and the Securities and Exchange
Commission and is not intended to be and should not be
used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
June 29, 2018







June 29, 2018
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of Dreyfus Diversified
Emerging Markets Fund, Dreyfus/The Boston Company
Small Cap Growth Fund, Dreyfus/The Boston Company
Small Cap Value Fund, Dreyfus/The Boston Company
Small/Mid Cap Growth Fund, Dreyfus Tax Sensitive Total
Return Bond Fund and Dreyfus/Newton International
Equity Fund (collectively, the "Funds"), each a series of Dreyfus Investment Funds, are responsible for complying with the requirements of subsections (b) and (c) of Rule
17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30,
2017, and from February 28, 2017 (the date of the Funds' last examination) through September 30, 2017.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2017, and from February 28, 2017 through
September 30, 2017, with respect to securities reflected in the investment accounts of the Funds.

Dreyfus Investment Funds


Jim Windels
Treasurer